SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. __)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              TMSF HOLDINGS, INC.
                              -------------------
                                (Name of Issuer)


                         Common Stock, par value $0.001
                         ------------------------------
                         (Title of Class of Securities)


                                    88874S106
                                    ---------
                                 (CUSIP Number)

                                PETER HOGAN, ESQ.
                         C/O KIRKPATRICK & LOCKHART LLP
            10100 SANTA MONICA BLVD, 7TH FLOOR, LOS ANGELES, CA 90067
                                  (310)552-5000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 4, 2002
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /.

                         (Continued on following pages)
                               (Page 1 of 5 Pages)

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      CUSIP NO.   88874S106                                       Page 2 of 5
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1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        Raymond Eshaghian

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

        (a)//  (b)/ /
        -------------

3       SEC USE ONLY
        ------------

4       SOURCE OF FUNDS*

        PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)://
        ---------------------

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

7       SOLE VOTING POWER

        9,500,000

8       SHARED VOTING POWER

        0

9       SOLE DISPOSITIVE POWER

        9,500,000

10      SHARED DISPOSITIVE POWER

        0

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        9,500,000


12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* / /

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        96.6%

14      TYPE OF REPORTING PERSON*

        IN


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      CUSIP NO.   88874S106                                       Page 3 of 5
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                                  SCHEDULE 13D
                         RELATING TO THE COMMON STOCK OF
                                GPN NETWORK, INC.

Explanatory Note
----------------

This Schedule 13D is being filed to report the acquisition by Mr. Eshaghian of 9,500,000 shares of Common Stock of TMSF Holdings, Inc.

ITEM 1. SECURITY AND ISSUER.

        Common Stock, par value $0.001 of TMSF Holdings, Inc., a Delaware corporation

ITEM 2. IDENTITY AND BACKGROUND.

        (a) Name:  Raymond Eshaghian
        (b) Business Address: c/o The Mortgage Store Financial, Inc., 727 West Seventh Street, Suite 850, Los Angeles, CA 90017
        (c) Principal Occupation: Commercial Mortgage Lending
        (d) During the last five years, Mr. Eshaghian has not been convicted in a criminal proceeding.
        (e) During the last five years, Mr. Eshaghian has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a s a result of such proceeding been subject to a judgment, decree or final order enjoying future violations of, or prohibiting of mandating activities subject to, federal or state securities law or finding any violation with respect to such law.
        (f) Citizenship: United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On November 4, 2002, Mr. Eshaghian exchanged 7,500 shares of Common Stock, no par value, of The Mortgage Store Financial, Inc., a California corporation for 9,500,000 shares of Common Stock, $0.001 par value, of TMSF Holdings, Inc. (formerly known as Little Creek, Inc.), pursuant to the Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation, Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).

ITEM 4. PURPOSE OF THE TRANSACTION.

        On November 4, 2002, Mr. Eshaghian exchanged 7,500 shares of Common Stock, no par value, of the The Mortgage Store Financial, Inc., a California corporation for 9,500,000 shares of Common Stock, $0.001 par value, of TMSF Holdings, Inc. Mr. Eshaghian was appointed as a member of its Board of Directors, President and Secretary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Eshaghian beneficially owns, and has the sole power to vote and the sole power to dispose of, an aggregate of 9,500,000 shares of Common Stock of TMSF Holdings, Inc. which represents 96.6% of the outstanding shares of Common Stock. The percentage is based on 9,836,365 shares of Common Stock outstanding on November 18, 2002.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation, Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).

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      CUSIP NO.   88874S106                                       Page 4 of 5
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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED: November 19, 2002



                             By:    /s/ Raymond Eshaghian
                                  -----------------------------------
                             Name: Raymond Eshaghian

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        CUSIP NO.   88874S106                                     Page 5 of 5
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Item 7. Exhibits
------- --------

        Plan of Reorganization and Stock Exchange Agreement dated April 5, 2002 by and among Little Creek, Inc., a Delaware corporation, Jenson Services, Inc., a Utah corporation, Travis T. Jenson, Duane Jenson, the Mortgage Store Financial, Inc., a California corporation and Mr. Eshaghian (incorporated by reference to an Exhibit filed as part of Little Creek, Inc.'s, a Delaware corporation, Schedule 14C Definitive Information Statement as filed with the Securities and Exchange Commission on or about October 4, 2002).